SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
INTERNATIONAL GAME TECHNOLOGY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.60% Convertible Debentures due 2036	459902AN2 and 459902AP7
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
David D. Johnson
Executive Vice President, General Counsel and Secretary
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521
(775) 448-7777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
David J. Johnson, Jr., Esq.
Loren J. Weber, Esq.
O’Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, California 90067
Telephone: (310) 553-6700
Facsimile: (310) 246-6779
CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$716,219,364	$39,965.05
*	Calculated solely for the purpose of determining the amount of the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.60% Convertible Debentures due 2036, as described herein, is 100% of the principal amount outstanding, plus accrued and unpaid interest, or $1,013.00 per $1,000 principal amount of the securities. As of November 12, 2009, there was $707,028,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $716,219,364.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.A
EX-99.A.5.A

INTRODUCTORY STATEMENT
     This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by International Game Technology, a Nevada corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 2.60% Convertible Debentures due 2036 (the “Securities”) to sell and the obligation of the Company to purchase, the Securities upon the terms and subject to the conditions set forth in the Indenture, dated as of December 20, 2006, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”). The right of a Holder to require the Company to purchase the Securities is described in the Company Notice to All Holders of 2.60% Convertible Debentures Due 2036, dated November 12, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
     This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
     The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, par value $0.00015625 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its principal executive offices at 9295 Prototype Drive, Reno, Nevada 89521. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     (a) Financial Information.
     Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     Not applicable.
     (b) Other Material Information.
     Not applicable.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to All Holders of 2.60% Convertible Debentures due 2036, dated November 12, 2009.

(a)(5)(A)*	Press Release Regarding Put Option, dated November 12, 2009.

(b)	None.

(d)(1)	Indenture, dated as of December 20, 2006, between International Game Technology and Wells Fargo Bank, National Association, as Trustee, relating to the 2.60% Convertible Debentures due December 15, 2036 (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed December 20, 2006).

(g)	None.

(h)	None.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009	INTERNATIONAL GAME TECHNOLOGY
	By:	/s/ Patrick W. Cavanaugh
Patrick W. Cavanaugh
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to All Holders of 2.60% Convertible Debentures due 2036, dated November 12, 2009.

(a)(5)(A)*	Press Release Regarding Put Option, dated November 12, 2009.

(b)	None.

(d)(1)	Indenture, dated as of December 20, 2006, between International Game Technology and Wells Fargo Bank, National Association, as Trustee, relating to the 2.60% Convertible Debentures due December 15, 2036 (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed December 20, 2006).

(g)	None.

(h)	None.

*	Filed herewith.